Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Reports Third Quarter 2020 Unaudited Financial Results

Shenzhen, China, November 30, 2020 — Aesthetic Medical International Holdings Group Limited (the “Company” or Nasdaq: AIH), a leading provider of aesthetic medical services in China, today announces its unaudited financial results for the third quarter ended September 30, 2020.

Dr. Zhou Pengwu, the Chairman and CEO of the Company, commented, “Our financial results for the third quarter ended September 30, 2020 reflect our management’s agility and business resilience despite the full brunt and the unpredictability brought by the COVID-19 pandemic. For the third quarter of 2020, we recorded a total number of active customers of 83,222, achieving an increase of 16.4% from 71,502 in the third quarter of 2019. At the same time, our core business initiatives were well-executed and our market share in the aesthetic medical industry was strengthened primarily through our completion of the acquisition of Guangdong Pengai Hanfei Hospital Management Co., Ltd. and our integration of the industry chain.”

Dr. Zhou continued, “The markets have been signaling the recovery in our business and the aesthetical medical industry, as China gradually recovers from the aftermath of COVID-19 outbreak. Customers are adapting to the new normal and gradually restoring their contained enthusiasm in consuming aesthetic medical services. In addition to allocating our resources to focus on enhancing our customer stickiness and improving our brand awareness, long-term growth and returns with an emphasis on sustainability remain our priority.”

Third Quarter 2020 Unaudited Financial Highlights

•                  Total revenue was RMB281.3 million (US$41.4 million), an increase of 18.2% from RMB237.9 million in the third quarter of 2019.

•                  Gross profit was RMB179.7 million (US$26.5 million), an increase of 9.4% from RMB164.3 million in the third quarter of 2019.

•                  Gross margin was 63.9%, a decrease of 5.2 percentage points from 69.1% in the third quarter of 2019.

•                  Loss for the period was RMB17.7 million (US$2.6 million), compared with a profit of RMB118.8 million in the third quarter of 2019.

•                  EBITDA1 for the period was RMB6.9 million (US$1.0 million), a decrease of 95.4% from RMB151.3 million in the third quarter of 2019.

•                  Adjusted profit1 for the period was RMB6.9 million (US$1.0 million), a decrease of 65.8% from RMB20.2 million in the third quarter of 2019.

•                  Adjusted EBITDA1 for the period was RMB31.5 million (US$4.6 million), a decrease of 39.1% from RMB51.7 million in the third quarter of 2019.

•                  Basic loss per share was RMB0.26 (US$0.04), compared with basic earnings per share of RMB2.77 in the third quarter of 2019. Diluted loss per share was RMB0.26 (US$0.04), compared with diluted loss per share of RMB0.12 in the third quarter of 2019.

1 EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Nine Months Ended September 30, 2020 Unaudited Financial Highlights

•                  Total revenue was RMB539.0 million (US$79.4 million), a decrease of 14.6% from RMB631.0 million in the same period of 2019.

•                  Gross profit was RMB309.8 million (US$45.6 million), a decrease of 28.1% from RMB430.9 million in the same period of 2019.

•                  Gross margin was 57.5%, a decrease of 10.8 percentage points from 68.3% in the same period of 2019.

•                  Loss for the period was RMB165.2 million (US$24.3 million), compared with a profit of RMB198.9 million in the same period of 2019.

•                  EBITDA1 for the period was a loss of RMB98.0 million (US$14.4 million), a decrease of 133.1% from a profit of RMB295.7 million in the same period of 2019.

•                  Adjusted profit1 for the period was a loss of RMB82.5 million (US$12.1 million), a decrease of 237.5% from a profit of RMB60.0 million in the same period of 2019.

•                  Adjusted EBITDA1 for the period was a loss of RMB15.2 million (US$2.2 million), a decrease of 109.9% from a profit of RMB153.3 million in the same period of 2019.

•                  Basic loss per share was RMB2.43 (US$0.36), compared with basic earnings per share of RMB4.66 in the same period of 2019. Diluted loss per share was RMB2.43 (US$0.36), compared with diluted earnings per share of RMB0.22 in the same period of 2019.

1 EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Third Quarter 2019 and 2020 Operational Highlights

	For the Three Months Ended September 30,
	2019		2020		% Change
	Number	% of Total	Number	% of Total	Number
New Customers	32,023	44.8%	35,939	43.2%	12.2%
Repeat Customers	39,479	55.2%	47,283	56.8%	19.8%
Total Active Customers	71,502	100.0%	83,222	100.0%	16.4%

•                  In the third quarter of 2020, repeat customers accounted for 56.8% of the active customer base.

•                  The total number of active customers was 83,222, an increase of 16.4% from 71,502 in the third quarter of 2019.

Nine Months Ended September 30, 2019 and September 30, 2020 Operational Highlights

	For the Nine Months Ended September 30,
	2019		2020		% Change
	Number	% of Total	Number	% of Total	Number
New Customers	79,260	46.2%	77,083	41.4%	-2.7%
Repeat Customers	92,290	53.8%	109,076	58.6%	18.2%
Total Active Customers	171,550	100.0%	186,159	100.0%	8.5%

•                  In the nine months ended September 30, 2020, repeat customers accounted for 58.6% of the active customer base.

•                  The total number of active customers was 186,159 an increase of 8.5% from 171,550 in the same period of 2019.

Third Quarter 2019 and 2020 Unaudited Financial Results

	For the Three Months Ended September 30,
(RMB millions, except per share data and percentages)	2019	2020	% Change
Revenue	237.9	281.3	18.2%
Non-surgical aesthetic medical services	144.7	138.4	-4.4%
Minimally invasive aesthetic treatments	52.8	70.8	34.1%
Energy-based treatments	91.9	67.6	-26.4%
Surgical aesthetic medical services	80.8	128.8	59.4%
General healthcare services and other aesthetic medical services	12.4	14.1	13.7%
Gross profit	164.3	179.7	9.4%
Gross margin	69.1%	63.9%	-5.2	pp*
Profit/(loss) for the period	118.8	(17.7)	-114.9%
Profit/(loss) margin	49.9%	-6.3%	-56.2	pp*
EBITDA**	151.3	6.9	-95.4%
Adjusted EBITDA**	51.7	31.5	-39.1%
Adjusted EBITDA margin	21.7%	11.2%	-10.5	pp*
Adjusted profit**	20.2	6.9	-65.8%
Adjusted profit margin	8.5%	2.4%	-6.1	pp*
Basic profit/(loss) per share	2.77	(0.26)	-109.4%
Diluted profit/(loss) per share	(0.12)	(0.26)	116.7%

Notes:

* pp represents percentage points

** Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB281.3 million (US$41.4 million), an increase of 18.2% from RMB237.9 million in the third quarter of 2019, primarily due to the acquisition of Guangdong Pengai Hanfei Hospital Management Co., Ltd. (“Guangdong Pengai Hanfei”) and the increased total number of active customers developed through the Company’s enhanced marketing and advertising efforts.

Cost of sales and services rendered

Cost of sales and services rendered was RMB101.6 million (US$15.0 million), an increase of 38.2% from RMB73.5 million in the third quarter of 2019.

Gross profit

Gross profit was RMB179.7 million (US$26.5 million), an increase of 9.4% from RMB164.3 million in the third quarter of 2019, primarily as a result of the increase in revenue due to the acquisition of Guangdong Pengai Hanfei and the expanded customer base. Gross profit margin was 63.9%, a decrease of 5.2 percentage points from 69.1% in the third quarter of 2019, mainly due to the more competitive pricing strategies adopted by the Company and its subsidiaries in response to the outbreak of COVID-19.

Gross profit of non-surgical aesthetic medical services was RMB87.7 million (US$12.9 million), a decrease of 19.4% from RMB108.8 million in the third quarter of 2019. Gross profit margin was 63.4%, a decrease from 75.2% in the third quarter of 2019.

Gross profit of minimally invasive aesthetic treatments was RMB46.5 million (US$6.8 million), an increase of 36.0% from RMB34.2 million in the third quarter of 2019. Gross profit margin was 65.7%, an increase from 64.8% in the third quarter of 2019.

Gross profit of energy-based treatments was RMB41.1 million (US$6.1 million), a decrease of 44.9% from RMB74.6 million in the third quarter of 2019. Gross profit margin was 60.8%, a decrease from 81.2% in the third quarter of 2019.

Gross profit of surgical aesthetic medical services was RMB86.1 million (US$12.7 million), an increase of 65.9% from RMB51.9 million in the third quarter of 2019. Gross profit margin was 66.8%, an increase from 64.2% in the third quarter of 2019.

Gross profit of general healthcare services and other aesthetic medical services was RMB5.9 million (US$0.9 million), an increase of 59.5% from RMB3.7 million in the third quarter of 2019. Gross profit margin was 41.8%, an increase from 29.8% in the third quarter of 2019.

Selling expenses

Selling expenses were RMB140.0 million (US$20.6 million), representing 49.8% of the Company’s total revenue of the same period, compared to selling expenses of RMB103.5 million in the third quarter of 2019, which represented 43.5% of the Company’s total revenue of the same period. Selling expenses increased on a year-over-year basis, primarily because the Company enhanced its marketing efforts and incurred advertising and marketing expenses to extend the brand’s reach, boost sales and attract new customers.

General and administrative expenses

General and administrative expenses were RMB61.1 million (US$9.0 million), an increase of 14.4% from RMB53.4 million in the third quarter of 2019, primarily due to the increase of share-based compensation expenses which was first recognised in June 2019, and the acquisition of Guangdong Pengai Hanfei.

Profit/(loss) for the period

As a result of the foregoing, the Company recorded a loss for the third quarter of 2020 of RMB17.7 million (US$2.6 million), compared with a profit of RMB118.8 million in the third quarter of 2019. Basic loss per share was RMB0.26 (US$0.04), compared with basic earnings per share of RMB2.77 in the third quarter of 2019. Diluted loss per share was RMB0.26 (US$0.04), compared with diluted loss per share of RMB0.12 in the third quarter of 2019.

Certain Non-IFRS items

EBITDA for the third quarter of 2020 was RMB6.9 million (US$1.0 million), a decrease of 95.4% from RMB151.3 million in the third quarter of 2019.

Adjusted profit for the third quarter of 2020 was RMB6.9 million (US$1.0 million), a decrease of 65.8% from RMB20.2 million in the third quarter of 2019.

Adjusted EBITDA for the third quarter of 2020 was RMB31.5 million (US$4.6 million), a decrease of 39.1% from RMB51.7 million in the third quarter of 2019.

EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Third Quarter 2019 and 2020 Operational Results

Repeat customer ratio

Repeat customers, defined as active customers who had previously received at least one procedure from the Company, accounted for 56.8% of the Company’s active customer base in the third quarter of 2020.

Number of treatments

The Company conducted a total of 187,847 treatments, including 49,551 surgical treatments and 132,393 non-surgical treatments, in the third quarter of 2020, representing an increase of 14.6% and 27.8% and an increase of 14.3%, respectively, from 163,946 total treatments, 38,764 surgical treatments and 115,799 non-surgical treatments in the third quarter of 2019.

For the nine months ended September 30, 2020, the Company conducted a total of 413,770 treatments, including 86,792 surgical treatments and 297,760 non-surgical treatments, representing an increase of 14.8% and 30.0% and an increase of 13.1%, respectively, from 360,471 total treatments, 66,748 surgical treatments and 263,235 non-surgical treatments in the same period of 2019.

Nine Months Ended September 30, 2019 and September 30, 2020 Unaudited Financial Results

	For the Nine Months Ended September 30,
(RMB millions, except per share data and percentages)	2019	2020	% Change
Revenue	631.0	539.0	-14.6%
Non-surgical aesthetic medical services	345.9	268.9	-22.3%
Minimally invasive aesthetic treatments	155.3	139.3	-10.3%
Energy-based treatments	190.6	129.6	-32.0%
Surgical aesthetic medical services	238.3	239.9	0.7%
General healthcare services and other aesthetic medical services	46.8	30.2	-35.5%
Gross profit	430.9	309.8	-28.1%
Gross margin	68.3%	57.5%	-10.8	pp*
Profit/(loss) for the period	198.9	(165.2)	-183.1%
Profit/(loss) margin	31.5%	-30.6%	-62.1	pp*
EBITDA**	295.7	(98.0)	-133.1%
Adjusted EBITDA**	153.3	(15.2)	-109.9%
Adjusted EBITDA margin	24.3%	-2.8%	-27.1	pp*
Adjusted profit/(loss)**	60.0	(82.5)	-237.5%
Adjusted profit/(loss) margin	9.5%	-15.3%	-24.8	pp*
Basic profit/(loss) per share	4.66	(2.43)	-152.1%
Diluted profit/(loss) per share	0.22	(2.43)	-1,204.5%

Notes:

* pp represents percentage points

** Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB539.0 million (US$79.4 million), a decrease of 14.6% from RMB631.0 million in the same period of 2019, primarily due to the temporary shutdown of the Company’s treatment centers in February and March 2020, the control measures implemented by the Company to limit the customer-flow in the treatment centers due to the outbreak of COVID-19 during the first quarter and the second quarter of 2020 and the more competitive pricing strategies adopted by the Company and its subsidiaries in response to the outbreak of COVID-19.

Cost of sales and services rendered

Cost of sales and services rendered was RMB229.2 million (US$33.8 million), an increase of 14.5% from RMB200.1 million in the same period of 2019.

Gross profit

Gross profit was RMB309.8 million (US$45.6 million), a decrease of 28.1% from RMB430.9 million in the same period of 2019, primarily as a result of the decrease in revenue in the first quarter and the second quarter of 2020 due to the COVID-19 outbreak. Gross profit margin was 57.5%, a decrease of 10.8 percentage points from 68.3% in the same period of 2019, primarily as a result of the decrease in revenue in the first quarter and the second quarter of 2020 due to the COVID-19 outbreak.

Gross profit of non-surgical aesthetic medical services was RMB150.9 million (US$22.2 million), a decrease of 40.7% from RMB254.5 million in the same period of 2019. Gross profit margin was 56.1%, a decrease from 73.6% in the same period of 2019.

Gross profit of minimally invasive aesthetic treatments was RMB83.7 million (US$12.3 million), a decrease of 23.0% from RMB108.7 million in the same period of 2019. Gross profit margin was 60.1%, a decrease from 70.0% in the same period of 2019.

Gross profit of energy-based treatments was RMB67.2 million (US$9.9 million), a decrease of 53.9% from RMB145.8 million in the same period of 2019. Gross profit margin was 51.8%, a decrease from 76.5% in the same period of 2019.

Gross profit of surgical aesthetic medical services was RMB145.4 million (US$21.4 million), a decrease of 3.5% from RMB150.6 million in the same period of 2019. Gross profit margin was 60.6%, a decrease from 63.2% in the same period of 2019.

Gross profit of general healthcare services and other aesthetic medical services was RMB13.5 million (US$2.0 million), a decrease of 47.7% from RMB25.8 million in the same period of 2019. Gross profit margin was 44.7%, a decrease from 55.1% in the same period of 2019.

Selling expenses

Selling expenses were RMB310.5 million (US$45.7 million), representing 57.6% of the Company’s total revenue of the same period, compared to selling expenses of RMB268.8 million in the same period of 2019, which represented 42.6% of the Company’s total revenue of the same period. Selling expenses increased on a year-over-year basis, primarily because the Company continued to enhance its marketing efforts and incur advertising and marketing expenses to extend the brand’s reach, boost sales and attract new customers.

General and administrative expenses

General and administrative expenses were RMB168.8 million (US$24.9 million), an increase of 41.0% from RMB119.7 million in the same period of 2019, primarily due to the increase of share-based compensation expenses which was first recognised since June 2019.

Profit/(loss) for the period

As a result of the foregoing, the Company recorded a loss for the nine months ended September 30, 2020 of RMB165.2 million (US$24.3 million), compared with a profit of RMB198.9 million in the same period of 2019. Basic loss per share was RMB2.43 (US$0.36), compared with basic earnings per share of RMB4.66 in the same period of 2019. Diluted loss per share was RMB2.43 (US$0.36), compared with diluted earnings per share of RMB0.22 in the same period of 2019.

Certain Non-IFRS items

EBITDA for the nine months ended September 30, 2020 was a loss of RMB98.0 million (US$14.4 million), a decrease of 133.1% from a profit of RMB295.7 million in the same period of 2019.

Adjusted profit for the nine months ended September 30, 2020 was a loss of RMB82.5 million (US$12.1 million), a decrease of 237.5% from a profit of RMB60.0 million in the same period of 2019.

Adjusted EBITDA for the nine months ended September 30, 2020 was a loss of RMB15.2 million (US$2.2 million), a decrease of 109.9% from a profit of RMB153.3 million in the same period of 2019.

EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Certain balance sheet item

Cash and cash equivalents amounted to RMB66.2 million (US$9.8 million) as of September 30, 2020, compared to RMB154.5 million as of December 31, 2019.

Certain cash flow items

Net cash used in operating activities was RMB19.7 million (US$2.9 million) for the nine months ended September 30, 2020, compared to net cash generated from operating activities of RMB99.6 million for the nine months ended September 30, 2019.

Net cash used in investing activities was RMB106.9 million (US$15.7 million) for the nine months ended September 30, 2020, compared to RMB81.6 million for the nine months ended September 30, 2019.

Net cash generated from financing activities was RMB38.3 million (US$5.6 million) for the nine months ended September 30, 2020, compared to net cash used in financing activities of RMB58.1 million for the nine months ended September 30, 2019.

Liquidity and capital resources

The Company had net current liabilities of RMB236.2 million as at September 30, 2020. From the second quarter of FY2020 to the third quarter of FY2020, the Company completed three acquisitions leading to a potential cash flow amounting to approximately RMB54 million in the coming 12 months after the date of this release. During the first quarter of 2020, due to the outbreak of COVID-19, the Company temporarily shut down its aesthetic treatment centers. This created material and adverse impacts on its revenue and cash flow for the first half of 2020 with potential continuing impacts on subsequent periods. After considering the gradual recovery of business post the COVID-19 outbreak, its expected cash flow from future operations taking into consideration cost and expenses management, funds from bank borrowings and other sources of financing, the Company concluded that it has sufficient financial resources to meet its financial obligations as and when they fall due and continue its operation in the coming 12 months, subject to any uncertainty of the development of COVID-19.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.7896 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on September 30, 2020.

Non-IFRS Financial Measures

EBITDA represents our profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude donation, fair value gain of convertible redeemable preferred shares, fair value loss of convertible note, fair value gain of exchangeable note liabilities, fair value gain of derivative financial instrument, share-based compensation expense, other one-off expenses including professional fees in relation to our financing activities but are not capitalized, IT-related expenses paid to a related party pursuant to a service agreement, which was expired in June 2019, and roadshow expenses incurred for IPO.

Adjusted profit represents profit for the period/year, adjusted to exclude donation, fair value gain of convertible redeemable preferred shares, fair value loss of convertible note, fair value gain of exchangeable note liabilities, fair value gain of derivative financial instrument, share-based compensation expense, other one-off expenses including professional fees in relation to our financing activities but are not capitalized,  IT-related expenses paid to a related party pursuant to a service agreement, which was expired in June 2019, and roadshow expenses incurred for IPO.

EBITDA, Adjusted EBITDA and Adjusted profit are non-IFRS financial measures. You should not consider EBITDA, Adjusted EBITDA and Adjusted profit as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, Adjusted EBITDA and Adjusted profit as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

Recent Developments

On October 13, 2020, the Company announced that its board of directors had approved a share repurchase program, under which the Company was authorized to repurchase in the open market up to US$6.0 million worth of its American depositary shares (“ADSs”) from time to time until October 12, 2021, depending on general market conditions, trading price and other factors, as well as subject to the applicable laws and the Company’s securities trading policy.

As of November 30, 2020, 45,000 ADSs were repurchased with a total consideration of approximately US$0.3 million.

Business Outlook

As China gradually recovers from the aftermath of the COVID-19 outbreak, the Company has experienced recovery in its business operations. While the duration of the COVID-19 pandemic and its negative impact to market demand and the Company’s business operations still cannot be conclusively and accurately estimated at this time since there is still uncertainty for possible

COVID-19 outbreak in the future, subject to any uncertainty of the development of COVID-19, the Company currently expects that its revenue will gradually recover in the fourth quarter of 2020. Such expectation reflects the current and preliminary view of the Company’s management team based on the information available at the time, and may be subject to changes. The Company will continue to monitor and evaluate the development of the pandemic, and the resulting financial impact on the Company.

Conference Call Information

The Company’s management will hold an earnings conference call on November 30, 2020, at 8:00 AM U.S. Eastern Time (5:00 am Pacific Time/ 9:00 pm Beijing Time). Dial-in details for the earnings conference call are as follows:

Conference Call
Date:	November 30, 2020
Time:	8:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Canada: +1 855-669-9657 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Aesthetic Medical International Holdings Group Limited

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until December 7, 2020. The dial-in for the replay is +1 877-344-7529 within the United States or +1 412-317-0088 internationally. The replay access code is 10150230.

A live and archived webcast of the call will also be available on AIH’s website at: https://ir.aihgroup.net/. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	31 December	30 September	30 September
	2019	2020	2020
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	519,323	720,240	106,080
Investment properties	15,373	—	—
Intangible assets	175,417	400,009	58,915
Derivative financial instruments	—	1,164	171
Investments accounted for using the equity method	10,256	8,464	1,247
Prepayments and deposits	42,298	47,520	6,999
Deferred income tax assets	19,774	43,088	6,346
	782,441	1,220,485	179,758

Current assets
Inventories	26,120	36,510	5,377
Trade receivables	9,705	16,316	2,403
Other receivables, deposits and prepayments	71,278	60,793	8,954
Derivative financial instruments	—	21,447	3,159
Amounts due from related parties	3,101	6,628	977
Cash and cash equivalents	154,490	66,207	9,751
	264,694	207,901	30,621
Total assets	1,047,135	1,428,386	210,379

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	469	469	69
Treasury shares	(41)	(41)	(6)
Accumulated losses	(242,232)	(399,963)	(58,908)
Other reserves	789,285	852,092	125,500
	547,481	452,557	66,655
Non-controlling interests	43,117	66,377	9,776
Total equity	590,598	518,934	76,431

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	31 December	30 September	30 September
	2019	2020	2020
	RMB’000	RMB’000	USD’000
		(Unaudited)	(Unaudited)
LIABILITIES
Non-current liabilities
Borrowings	12,917	55,458	8,168
Lease liabilities	165,615	310,454	45,725
Convertible note	—	34,621	5,099
Contingent consideration payable	—	49,202	7,247
Deferred income tax liabilities	12,703	15,644	2,304
	191,235	465,379	68,543

LIABILITIES
Current liabilities
Trade payables	17,017	41,174	6,064
Accruals, other payables and provisions	58,439	75,848	11,171
Consideration payable	—	55,891	8,233
Amounts due to related parties	626	702	103
Contract liabilities	5,542	38,476	5,667
Borrowings	127,470	156,396	23,035
Lease liabilities	36,266	49,186	7,244
Current income tax liabilities	19,942	26,400	3,888
	265,302	444,073	65,405
Total liabilities	456,537	909,452	133,948
Total equity and liabilities	1,047,135	1,428,386	210,379

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended			Nine months ended
	30 September	30 September	30 September	30 September	30 September	30 September
	2019	2020	2020	2019	2020	2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	237,892	281,323	41,434	630,966	539,000	79,386
Cost of sales and services rendered	(73,544)	(101,605)	(14,965)	(200,089)	(229,190)	(33,756)
Gross profit	164,348	179,718	26,469	430,877	309,810	45,630
Selling expenses	(103,471)	(139,981)	(20,617)	(268,757)	(310,512)	(45,733)
General and administrative expenses	(53,384)	(61,082)	(8,996)	(119,687)	(168,858)	(24,870)
Finance costs, net	(6,222)	(7,600)	(1,119)	(18,259)	(17,661)	(2,601)
Other gains, net	513	2,791	411	17,045	1,808	266
Fair value gain of convertible redeemable preferred shares	93,600	—	—	136,656	—	—
Fair value losses of convertible note	(1,403)	(786)	(116)	(6,761)	(786)	(116)
Fair value gain of exchangeable note liabilities	29,081	—	—	45,274	—	—
Fair value loss of derivative financial instrument	315	—	—	301	—	—
Share of (losses)/profits of investments accounted for using the equity method	(63)	20	3	(1,431)	(909)	(134)
Profit/(loss) before income tax	123,314	(26,920)	(3,965)	215,258	(187,108)	(27,558)
Income tax (expense)/credit	(4,551)	9,211	1,357	(16,331)	21,891	3,225
Profit/(loss) for the period	118,763	(17,709)	(2,608)	198,927	(165,217)	(24,333)

	Three months ended			Nine months ended
	30 September	30 September	30 September	30 September	30 September	30 September
	2019	2020	2020	2019	2020	2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(70)	(946)	(139)	(159)	(504)	(74)

Total other comprehensive (loss)/income for the period, net of tax	(70)	(946)	(139)	(159)	(504)	(74)

Total comprehensive income/(loss) for the period	118,693	(18,655)	(2,747)	198,768	(165,721)	(24,407)
Profit/(loss) attributable to:
Owners of the Company	115,674	(16,914)	(2,491)	194,727	(157,569)	(23,207)
Non-controlling interests	3,089	(795)	(117)	4,200	(7,648)	(1,126)

Profit/(loss) for the period	118,763	(17,709)	(2,608)	198,927	(165,217)	(24,333)

Earnings per share for profit attributable to owners of the company (in RMB per share)
—Basic	2.77	(0.26)	(0.04)	4.66	(2.43)	(0.36)
—Diluted	(0.12)	(0.26)	(0.04)	0.22	(2.43)	(0.36)

Total comprehensive income attributable to:
Owners of the Company	115,604	(17,860)	(2,630)	194,568	(158,073)	(23,281)
Non-controlling interests	3,089	(795)	(117)	4,200	(7,648)	(1,126)
	118,693	(18,655)	(2,747)	198,768	(165,721)	(24,407)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF NON-IFRS RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE IFRS MEASURES

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
EBITDA and adjusted EBITDA	2019	2020	2020	2019	2020	2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Profit /(loss) Before taxation for the year/period	123,314	(26,920)	(3,965)	215,258	(187,108)	(27,558)
Adjustments
+ Finance costs	6,295	8,337	1,228	18,545	18,690	2,753
+ Amortisation and Depreciation	21,694	25,471	3,751	61,849	70,411	10,370
EBITDA	151,303	6,888	1,014	295,652	(98,007)	(14,435)
+ Fair value gains of convertible redeemable preferred shares	(93,600)	—	—	(136,656)	—	—
+ Fair value losses of convertible note	1,403	786	116	6,761	786	116
+ Fair value gain of derivative financial instruments	(315)	—	—	(301)	—	—
+ Fair value gains of exchangeable note	(29,081)	—	—	(45,274)	—	—
+ ESOP expense	18,843	21,020	3,096	25,124	63,597	9,367
+ Professional fees	1,999	1,445	213	4,354	15,392	2,267
+ Gain on disposal of subsidiary	—	—	—	—	1,656	244
+Donation		1,330	196		1,330	196
+ IT-related expenses paid to a related party	—	—	—	2,500	—	—
+Roadshow expense	1,122	—	—	1,122	—	—
Adjusted EBITDA	51,674	31,469	4,635	153,282	(15,246)	(2,245)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30
Adjusted Profit	2019	2020	2020	2019	2020	2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Profit / (loss) for the period	118,763	(17,709)	(2,608)	198,927	(165,217)	(24,334)
Adjustments
+ Fair value gains of convertible redeemable preferred shares	(93,600)	—	—	(136,656)	—	—
+ Fair value losses of convertible note	1,403	786	116	6,761	786	116
+ Fair value gains of derivative financial instruments	(315)	—	—	(301)	—	—
+ Fair value gains of exchangeable note	(29,081)	—	—	(45,274)	—	—
+ Interest expense on convertible note	1,113	—	—	3,483	—	—
+ ESOP expense	18,843	21,020	3,096	25,124	63,597	9,367
+ Professional fees	1,999	1,445	213	4,354	15,392	2,267
+ Gain on disposal of subsidiary	—	—	—	—	1,656	244
+ Donation	—	1,330	196	—	1,330	196
+ IT-related expenses paid to a related party	—	—	—	2,500	—	—
+ Roadshow expense	1,122	—	—	1,122	—	—
Adjusted Profit	20,247	6,872	1,013	60,040	(82,456)	(12,144)